1520 E. Grand Avenue, El Segundo, CA 90245

December 10, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: John Ganley

Re:	Griffin-Benefit Street Partners BDC Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File No. 333-196520

Dear Mr. Ganley:

On behalf of Griffin-Benefit Street Partners BDC Corp. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 to 11:00 a.m. Eastern Time on December 10, 2015, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that, should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (310) 469-6153 or, our counsel, Cynthia M. Krus, at Sutherland Asbill & Brennan LLP at (202) 383-0218.

Sincerely,

Griffin-Benefit Street Partners BDC Corp.

By:
Name:	Howard S. Hirsch
Title:	Vice President and Secretary